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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-70278 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BUCK HR SECURITIES LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE, SUITE 2220
(No. and Street)

| NEW YORK | NY | 10170-2220 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAICHE ENDE MALTER & CO LLP
(Name – *if individual, state last, first, middle name*)

| 1375 BROADWAY FL 15 | NEW YORK | NY | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



PUBLIC

# OATH OR AFFIRMATION

I, KARL W. LOHWATER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUCK HR SECURITIES LLC, as of DECEMBER 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VENUS LEE BARTON
NOTARY PUBLIC
REGISTRATION # 7828798
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
APRIL 30, 2023

[signature]
Signature

CHIEF FINANCIAL OFFICER & FINANCIAL
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


BUCK HR SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO RULE 17a-5 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2020

(FOR PUBLIC DISCLOSURE)

BUCK HR SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

TABLE OF CONTENTS



RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Buck HR Securities LLC
New York, New York

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Buck HR Securities LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Buck HR Securities LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of Buck HR Securities LLC's management. Our responsibility is to express an opinion on Buck HR Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Buck HR Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

**RAICH ENDE MALTER & CO. LLP**

We have served as Buck HR Securities LLC's auditor since 2020.
New York, New York
March 18, 2021

PrimeGlobal | An Association of Independent Accounting Firms

Buck HR Securities LLC
Statement of Financial Condition
At December 31, 2020

### *Assets*

| | |
|---|---:|
| Cash | $82,405 |
| Accounts Receivable | 76,527 |
| Deposits | 5,799 |
| *Total Assets* | $164,731 |

### *Liabilities*

| | |
|---|---:|
| Due to Affiliate | $95,091 |
| Accounts Payable & Accrued Liabilities | 13,750 |
| *Total Liabilities* | 108,841 |
| | |
| ***Member's Equity*** | 55,890 |
| | |
| *Total Liabilities and Member's Equity* | $164,731 |

*The accompanying notes are an integral part of this financial statement.*

Buck HR Securities LLC
Notes to Financial Statement
December 31, 2020

1.    Organization and Nature of Business

Buck HR Securities LLC (Firm) was organized as a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware on November 16, 2018.  The Firm is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).  The Firm obtained its FINRA membership and received approval to begin its broker-dealer operations by FINRA and the SEC on July 30, 2020.  The Firm is wholly-owned by BCHR US Acquisitions, Inc. (Parent), an indirect wholly-owned subsidiary of H.I.G. Middle Market LBO Fund II, L.P.

The Firm is engaged in a single line of business as a securities broker-dealer with a single class of services.  The activities of the Firm comprise placing variable life insurance products and collecting commissions and concessions for such placements.  It places variable life insurance primarily for actuarial and employee benefit consulting clients of its sister company, Buck Global, LLC, or for employee benefits plans established and maintained by such clients of Buck Global, LLC.

2.    Significant Accounting Policies

*Basis of Presentation*

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The financial statements include the accounts of the Firm only.

*Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

*Income Taxes*

The Firm is a disregarded entity for Federal income tax purposes.  Income, expense, gain, loss, and credits arising from the Firm's business are included on the consolidated Federal income tax return that includes the Firm's Parent.

The Firm applies the provisions of ASC 740 "Income Taxes" as they relate to uncertain tax positions.  The Firm was not required to recognize any amounts from uncertain tax

positions as of December 31, 2020. The Firm's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors. In the event that tax authorities assess interest and penalties on unrecognized tax benefits, the Firm will reflect such amounts in tax expense and income tax payable.

*Statement of Cash Flows*

For purposes of the Statement of Cash Flows, the Firm has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

*Cash and Cash Equivalents*

The Firm's cash account is maintained at a bank and is fully insured up to $250,000 by the Federal Deposit Insurance Corporation. There are times when the cash balance may exceed $250,000. Management of the Firm regularly monitors the financial condition of the Bank. The Firm did not have any cash equivalents for the year ended December 31, 2020.

*Leases*

The Firm follows the lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ACS Topic 842"). The Firm has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Firm accounts for existing operating leases as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2020) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

The Firm defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Firm elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Firm did not have any operating lease agreements for the year ended December 31, 2020.

3.     Revenue from Contracts with Customers

*Significant Judgments*

Revenue from contracts with customers includes commission and concession income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a moment in time or over time; how to allocate transaction

prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Firm's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

*Commissions and Concessions*

The Firm places variable life insurance and variable annuities for its customers and collects commissions and concessions for such placements.  Each time the Firm places a variable life insurance or variable annuity, the Firm is entitled to a commission or concession.  Commissions and concessions and related expenses are recorded on the trade date (the date that the Firm places the variable life insurance or variable annuity product with an insurance company).  The Firm believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or insurance contract is identified, the pricing is agreed upon, and the risks and rewards of ownership of the financial instrument or insurance contracts has been transferred to the customer.

The Firm had accounts receivable of $-0- and $76,527 at December 31, 2019 and 2020, respectively.

4.      Credit Losses

Effective January 1, 2020, the Firm adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326").  ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.  Under the accounting update, the Firm has the ability to determine that there are no expected credit losses in certain circumstances, e.g., based on the credit quality of the customer.

The Firm identified fees and other receivables, including, but not limited to, receivables related to commissions and concessions, as impacted by the new guidance.  ASC 326 specifies that the Firm adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of January 1, 2020.  Accordingly, the Firm recognized no adjustment upon adoption.

5.      Commitments and Contingencies

In the normal course of its operations, the Firm enters into contracts and agreements that contain indemnifications and warranties.  The Firm's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Firm that have not yet occurred.  However, the Firm has not had any claims or losses pursuant to these contracts for the year ended December 31, 2020, and expects the risk of loss to be remote.

The Firm had not been named as a defendant in any litigation or arbitration at December 31, 2020.

There are no other material commitments or contingencies.  However, the nature of the Firm's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business.  The ultimate outcome of any such action against the Firm could have an adverse impact on the financial condition, results of operations, or cash flows of the Firm.

The Firm had no contingent liabilities as of December 31, 2020.  The Firm has no obligations under operating leases at December 31, 2020.  The Firm obtains its office facilities and services pursuant to its Expense Sharing Agreement with BCHR US Acquisitions, Inc. (*see* Note 7, below).

6.      Related Parties

The Firm has entered into an Expense Sharing Agreement with its sister company, Buck Global, LLC, pursuant to which Buck Global, LLC provides professional and administrative staff and office facilities and services to the Firm.  The Firm pays Buck Global, LLC a percentage of its salary and overhead charges for benefits and office facilities and services for each employee secunded on a part-time basis to the Firm; the percentage is determined by an estimate of the percentage of time each secunded employee devotes to the Firm's business.  These charges are reflected as expenses on the Statement of Operations.  The Expense Sharing Agreement with Buck Global, LLC may be terminated by the Firm at the end of the initial one-year term or any one-year renewal.

The Firm's only indebtedness at December 31, 2020, comprised intercompany accounts payable of $95,091, which intercompany accounts payable are due on demand at no interest, and other accounts payable and accrued liabilities of $13,750 that are not owed to related parties.

7.      Member's Equity

The Firm has only one class of membership interests (the limited liability company analogue of partnership interests) outstanding, and all such membership interests have the same rights.  All of the Firm's membership interests are held by BCHR US Acquisitions, Inc.

8.      Net Capital Requirements

The Firm is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1.  At December 31, 2020, the Firm had net capital of $30,959, which was $17,354 in excess of its required net capital of $13,605.  The Firm's net capital ratio (aggregate indebtedness to net capital) was 3.52:1.

9.      COVID-19 Disclosure

The World Health Organization characterized the COVID-19 virus as a global pandemic on March 11, 2020.  The duration and economic impact of this pandemic are uncertain.  At

this time, management is unable to quantify its potential effects on the operations and financial performance of the Firm.

10.     Subsequent Events

The Firm has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through March 18, 2021, the date of the filing of this report.  There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.